CHASEMELLON                                                 450 West 33rd Street
SHAREHOLDER SERVICES                                        New York
                                                            NY 10001



Dear Dividend Reinvestment Plan Participant:

You have recently received information and documents regarding the agreement and Plan of Merger between Handy & Harman (the "Company") and WHX Corporation (the "Purchaser"). Those documents advised you that pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock for $35.25 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company and all shares of the Company's common stock not purchased in the tender offer (other than shares held by WHX, the Purchaser or the Company or shares held by dissenting shareholders) will be converted into the right to receive $35.25 per share in cash.

As the plan administrator, we will be tendering all the shares we are holding on your behalf in the dividend reinvestment plan. A check for the proceeds will be sent to you shortly after the expiration of the tender offer which is due to expire on April 2, 1998.

If for any reason you do not wish to tender your dividend reinvestment shares you must notify us in writing by March 25, 1998 at the following address:

         ChaseMellon Shareholder Services
         P.O. Box 3338
         South Hackensack, N.J. 07606